UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For August 31, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “Company”)

Dealings by Prescribed Officer of the Company

Johannesburg. 31 August 2022. In compliance by Harmony with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the following information is disclosed:

Name of Prescribed Officer:	B Nel
Name of Company:	Harmony
Date of transaction	8 March 2022*
Type of transaction:	On-market sale of ordinary shares
Class of securities:	Ordinary shares
Number of shares:	100 000
Volume Weighted Average price per share:	R81.34
Highest sale price:	R83.15
Lowest sale price:	R80.00
Total value of shares:	R8 133 927.64
Nature and extent of interest	Direct beneficial

*Prior clearance was timeously obtained in respect of the above dealings. However, due to an administrative oversight, the announcement was unfortunately and unintentionally delayed.

Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
31 August 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 31, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director